FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  July 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC
SECOND QUARTER AND HALF YEAR RESULTS 2014

London, 31 July 2014

Revenue in the second quarter was $6,454 million, up 4%* - second consecutive quarter of revenue growth. Half year revenue up 3%, driven by the five growth platforms.
•	Brilinta: +84%, with continued momentum in the US and Europe.
•	Diabetes: +128%, following successful integration of BMS assets and strong US Farxiga launch.
•	Respiratory: +9%, driven by US Symbicort growth of 25%.
•	Emerging Markets: +11%, with China growth of 23%.
•	Japan: +1%, impacted by biennial price decreases.

Core EPS in the second quarter was $1.30, up 13%. Half year Core EPS declined 1%.

Almirall deal offers multiple benefits and long-term value to AstraZeneca’s respiratory franchise, a key growth platform and an area of strategic priority.
•	Immediate and growing product revenues with earnings accretion from 2016.
•	Enhances portfolio in asthma and COPD with novel bronchodilators.

Significant progress made towards achieving scientific leadership.
•	14 projects in Phase III, up from 8 a year ago.
•	Strong data presented at ATS for respiratory biologics assets; at ASCO for immuno-oncology portfolio and AZD9291, olaparib and cediranib, and at ADA for saxagliptin and dapagliflozin combination.

The Company increases its revenue and Core EPS guidance for the full year.
•	Revenue is expected to be in line with 2013 at CER, an increase on our previous guidance of low-to-mid single digit percentage decline.
•	Core EPS is expected to decrease in low double digits at CER, an update on our previous guidance of a percentage decrease in the teens.
o	For planning purposes, revenue and Core EPS guidance assumes US Nexium generic enters on 1 October 2014.
o	The Company continues to pursue multiple productivity initiatives and redeploy resources to fund its pipeline and growth platforms, whilst managing its total cost base.

The Board has recommended a first interim dividend of $0.90.

Investor Day planned for 18 November 2014.

Other R&D Highlights

•	Immuno-oncology asset PD-L1 (MEDI4736) commenced Phase III study in NSCLC and decision made to initiate pivotal programme in head & neck cancer 2014.
•	Tremelimumab (CTLA-4) Phase II study in mesothelioma expanded to support registration.
•	Roxadustat commenced Phase III studies in CKD and ESRD.
•	Olaparib programme expanded with Phase III study in adjuvant BRCAm breast cancer.
•	Benralizumab programme expanded with randomisation of first patient in Phase III COPD study.
•	Phase III investment decisions made for PD-L1 combination with tremelimumab, AZD9291 in 1st line NSCLC and Forxiga in type 1 diabetes.

*All growth rates are at constant exchange rates (CER).

Financial Summary

Group	2nd Quarter 2014 $m	Actual %	CER %	Half Year 2014 $m	Actual %	CER %
Revenue	6,454	4	4	12,870	2	3
Core**
Operating Profit	2,031	(1)	2	3,983	(9)	(5)
Earnings per Share	$1.30	8	13	$2.47	(5)	(1)
Reported
Operating Profit	1,109	(8)	-	1,945	(25)	(17)
Earnings per Share	$0.63	(4)	7	$1.03	(30)	(19)
**	See Operating and Financial Review below for a definition of Core financial measures and a reconciliation of Core to Reported financial measures.

Pascal Soriot, Chief Executive Officer, commenting on the results, said:

“We have made significant progress in the first half of the year, with visible momentum across our cardiovascular, diabetes and respiratory franchises as well as strong growth in the emerging markets. This has driven revenue growth for the second consecutive quarter and achieved a 13% increase in Core EPS in the quarter. The pace of execution of our strategy and the underlying performance of our teams give us confidence to raise 2014 guidance for the full year.

“The business combination with Almirall will offer strategic long-term value, bringing together the two innovative portfolios to strengthen further our commitment to respiratory disease and contribute to our growth.

“We now have one of the most exciting pipelines in the industry with 14 assets in late stage development. Over recent weeks, we have presented compelling data that demonstrate our potential to significantly advance the way patients are treated, including in immuno-oncology. The quality of transformation we are seeing across all core areas of our business further underpins our confidence in AstraZeneca's longer term prospects.”

Research and Development Update

A comprehensive update of the AstraZeneca R&D pipeline is presented in conjunction with this second quarter and half year results announcement and is available on the Company’s website.

The AstraZeneca pipeline continues to grow and now includes 114 projects, of which 100 are in the clinical phase of development. During Q2 2014, across the portfolio, 19 projects successfully progressed to their next phase. This included 9 NME progressions and 10 new molecules entering first human testing. Four projects have been withdrawn.

The late stage pipeline continues to progress rapidly and there are currently 14 NME projects in late stage development, either in Phase III or under regulatory review. In the quarter, MEDI4736 (NSCLC), tremelimumab (mesothelioma) and roxadustat (CKD and ESRD) entered Phase III / pivotal development while olaparib (adjuvant BRCAm breast cancer) and benralizumab (COPD) initiated further line extension Phase III studies.

In addition, the Company has made investment decisions to further expand the late stage pipeline. The Company has previously announced its intention to start Phase III for PD-L1 in combination with tremelimumab (NSCLC) and Forxiga (type 1 diabetes). The Company has also made further Phase III investment decisions for MEDI4736 (head and neck), AZD9291 (1st line EGFR M+ NSCLC) and olaparib (BRCAm pancreas).

The quarter has seen significant progress with regard to pipeline development, key data presentations and future development plans. A summary of the progress:

Immuno-oncology

Significant advancement has been made in the immuno-oncology portfolio since the pipeline update at Q1 results presentation on 24 April 2014, including:

•
First patient randomisation in the Phase III PACIFIC study, investigating the efficacy of MEDI4736 as a sequential therapy following chemoradiation in patients with locally advanced, unresectable NSCLC.

•
At the American Society of Clinical Oncology (ASCO) meeting, AstraZeneca announced the Phase III investment decision made to investigate the combination of PD-L1 and tremelimumab in 3rd line NSCLC patients to start in 2014.

•	Subsequently, the Company has made the decision to initiate a pivotal programme for PD-L1 monotherapy as well as the combination with tremelimumab in head and neck cancer in 2014.
•	The ongoing randomised study with tremelimumab in unresectable pleural or peritoneal mesothelioma has been expanded for registrational intent.
•
Additional Phase I combination studies for MEDI4736 have been initiated, including combinations with Iressa and MEDI0680 (anti-PD-1 mAb). Other combination trials, including two Phase I studies in combination with AZD9291 are planned to start imminently.

•
The Company has also signed agreements to evaluate MEDI4736 in combination with Incyte’s IDO1 inhibitor, Kyowa Hakko Kirin’s anti-CCR4 antibody, mogamulizumab, and Advaxis’ lead cancer immunotherapy, ADXS-HPV.

AZD9291

Significant progress has been made for AZD9291 in the quarter:

•	Phase III investment decision to evaluate AZD9291 in 1st line EGFR M+ NSCLC with anticipated study start in Q4.
•
Updated data from the large ongoing Phase I study was presented at ASCO. The promising results, in combination with breakthrough therapy designation by FDA, mean the Company anticipates an accelerated filing timeline, with filing in the second half of 2015.

•	In addition, the Company announced plans to evaluate AZD9291 in combination with MEDI4736, selumetinib and volitinib, respectively, in EGFR M+ NSCLC. These studies are planned to start in Q3.

Olaparib

On 25 June 2014, the FDA Oncologic Drugs Advisory Committee (ODAC) voted 11 to 2 that current evidence from clinical studies does not support an accelerated approval for use of olaparib as a maintenance treatment for women with platinum-sensitive relapsed ovarian cancer who have the germline BRCA (gBRCA) mutation, and who are in complete or partial response to platinum-based chemotherapy.

AstraZeneca filed the US regulatory submission for olaparib in February 2014. The FDA granted priority review status for the NDA in April and set a Prescription Drug User Fee Act (PDUFA) action date of 3 October 2014. Subsequent to the ODAC, the FDA has extended the PDUFA Priority Review action date for olaparib.  A major amendment to olaparib NDA was submitted on 24 July 2014 by AstraZeneca. The FDA has now assigned a new PDUFA action date of 3 January 2015 to allow the Agency time for a full review of the submission.

In the second quarter, AstraZeneca initiated a second planned Phase III study for olaparib in BRCAm breast cancer. The OlympiA study will evaluate olaparib for a maximum of 12 months versus placebo as an adjuvant treatment in BRCAm high risk HER2 negative primary breast cancer. The primary endpoint of the study is invasive disease free survival (IDFS). AstraZeneca anticipates first regulatory filing in breast cancer in the US and EU in 2016.

ASCO, 30 May – 3 June 2014

AstraZeneca provided an update on the rapid development of its oncology pipeline at the ASCO meeting in Chicago with the following highlights:

•
Data from the large Phase I study of AZD9291 showed strong activity as a once-daily monotherapy. In the study, 94% of the EGFR M+ NSCLC T790M positive (T790M+) patients saw their tumours shrink or become stable and 64% of T790M+ patients achieved tumour shrinkage of 30% or more.

•
Data from a Phase II study by the US National Cancer Institute investigating the combination of olaparib and cediranib in patients with platinum-sensitive high-grade serous ovarian cancer showed that the combination nearly doubled the time it took for patients’ tumours to progress and improved objective response rate, compared to treatment with olaparib alone.

•
Multiple Phase I data sets for PD-L1 showed durable clinical activity and tolerability across a range of tumour types. The results from the Phase I dose escalation study and the dose expansion phase, coupled with the pre-clinical data and validation of this target, supported the recent acceleration of PD-L1 into Phase III.

•
In addition to data presented at ASCO, AstraZeneca also provided an update on the Phase I dose escalation study of PD-L1 in combination with tremelimumab (CTLA-4) for patients with refractory NSCLC. Early data has shown encouraging efficacy for the combination and no dose limiting toxicities across the five dose levels assessed to date.

Epanova

On 6 May 2014, AstraZeneca announced that the FDA has approved Epanova (omega-3-carboxylic acids) as an adjunct to diet to reduce triglyceride levels in adults with severe hypertriglyceridaemia (triglyceride levels greater than or equal to 500mg/dL).

Epanova is the first FDA approved prescription omega-3 in free fatty acid form. The dosage is 2g (two capsules) or 4g (four capsules), making it the first prescription omega-3 to have a dosing option as few as two capsules once a day, with or without food.

Roxadustat

Following consultation with the FDA, AstraZeneca has initiated two Phase III studies for roxadustat (HIF), one in chronic kidney disease (CKD) patients not on dialysis and one in end-stage renal disease (ESRD) patients on dialysis.  The Phase III development programme is designed to demonstrate at least similar efficacy as recombinant erythropoietins (rEPOs) and a sufficient number of patients will be included to show a lack of increased CV risk versus placebo in non-dialysis patients and lower CV risk versus rEPO in dialysis.

Saxagliptin/dapagliflozin combination

On 13 May 2014, AstraZeneca announced results from a Phase III study evaluating the combination of saxagliptin/dapagliflozin as a dual add-on therapy in adult patients with type 2 diabetes who were inadequately controlled on metformin. Results found that patients treated with the combination plus metformin achieved significantly greater reductions in HbA1c versus either agent alone plus metformin at 24 weeks, with an adjusted mean change from baseline HbA1c of -1.47% in the saxagliptin/dapagliflozin combination group compared to -0.88% in the saxagliptin group and -1.20% in the dapagliflozin group.

Overall rates of adverse events were similar between the three treatment groups, and most were reported as mild or moderate in intensity. Improvements in glycaemic control achieved without increased risk of hypoglycaemia with more patients reaching goal HbA1c levels of less than 7% and were associated with body weight reduction.

Bydureon Dual Chamber Pen

On 24 July 2014, the Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion in the EU for a new Bydureon presentation, the Bydureon Pen (exenatide extended-release for injectable suspension).  Bydureon is a once-weekly medicine currently approved in the EU for adults with type 2 diabetes. The Bydureon Pen is a pre-filled, single-use pen injector, eliminating the need for patients to transfer their medication between a vial and syringe during the self-injection process. The Bydureon Pen contains the same formulation and dose as the original Bydureon single-dose tray, providing the same continuous release of exenatide.  The Bydureon Pen is the next step in the device development plan, further establishing value as the ideal first injectable choice for physicians and patients. Bydureon has consistently shown A1C reductions in the range of 1.3-1.9% with the durability of Bydureon efficacy on A1C and weight demonstrated over 6 years.

The sJNDA submission for the Bydureon Pen for the treatment of type 2 diabetes was filed in Japan on 24 April 2014.

Benralizumab

The first patient has been dosed in the benralizumab COPD Phase III Voyager programme. The programme includes two pivotal studies, Galathea and Terranova, studying benralizumab in patients with moderate to very severe COPD with high exacerbation risk despite receiving appropriate background therapies. The studies include patients with a range of blood eosinophil levels to allow identification of which patients may best respond to therapy. The primary endpoint of the studies is reduction in rate of exacerbation.  Secondary endpoints include lung function (FEV1) and health-related quality of life.

Brodalumab

On 9 May 2014, AstraZeneca and Amgen announced that the Phase III AMAGINE-1 study evaluating brodalumab in patients with moderate-to-severe plaque psoriasis met all primary and secondary endpoints for both evaluated doses. A significantly higher proportion of patients treated with brodalumab achieved a PASI 75 response (primary endpoint), as well as PASI 90 and PASI 100 responses at week 12 (secondary endpoints) compared to placebo with as many as 41.9 percent of patients in the 210mg group and 23.3 percent of patients in the 140mg group achieving PASI 100 responses (total skin clearance) compared to placebo (0.5 percent). The most common adverse events that occurred during the placebo-controlled period in the brodalumab group (> 5% of participants) were nasopharyngitis, upper respiratory tract infection and headache. Serious adverse events occurred in 1.8% of patients in the 210mg group and 2.7% of patients in the 140mg group compared to 1.4% for placebo during the placebo-controlled period.

AMAGINE-1 is one of three Phase III studies designed to assess the efficacy and safety of brodalumab in patients with moderate-to-severe plaque psoriasis. AMAGINE-2 and AMAGINE-3 are designed to evaluate the efficacy and safety of induction and maintenance regimens of brodalumab at different dose schedules in patients with moderate-to-severe plaque psoriasis compared to ustekinumab and placebo and is anticipated to report top-line results in Q4.

On 11 June 2014, Amgen and AstraZeneca announced that results from a Phase II study evaluating brodalumab in 168 patients with psoriatic arthritis were published in The New England Journal of Medicine (NEJM). The study showed that treatment with brodalumab significantly improved signs and clinical symptoms associated with the disease, including tender and swollen joints, at 12 weeks as measured by a 20 percent improvement in the American College of Rheumatology response criteria (ACR20). The study also showed that many patients continued to improve, and that the improvements were sustained, through the first 52 weeks of the study reported in NEJM. Overall, adverse events were similar across groups with 3% of brodalumab-treated patients experiencing serious adverse events versus 2% of placebo recipients (four patients in total). Serious adverse events included skin infection (cellulitis, two cases), abdominal pain and inflammation of the gall bladder (cholecystitis). No clinically significant neutropenia (> Grade 2) was reported in this study.

Amgen and AstraZeneca have initiated two Phase III studies of brodalumab in psoriatic arthritis, AMVISION-1 and AMVISION-2, together evaluating the impact of brodalumab on improving clinical signs and symptoms in psoriatic arthritis, as well as its ability to prevent joint damage.

American Thoracic Society (ATS), 16 – 21 May 2014

AstraZeneca provided an update on the development of its respiratory pipeline at the ATS meeting in San Diego with the following highlights:

•
In a Phase IIb study, subjects with uncontrolled severe asthma and elevated baseline blood eosinophil levels taking benralizumab (anti-IL-5R mAb) had a statistically significant reduction in their asthma exacerbation rate (AER), as well as improvements in lung function (FEV1) and asthma control versus subjects taking placebo over a period of one year. The Phase III programme is underway with anticipated regulatory filing in 2016.

•
In a Phase IIb study investigating patients with severe uncontrolled asthma, tralokinumab (anti-IL-13 mAb) did not meet its primary endpoint of reduction in AER in the all-comer population versus placebo. However, reversible and periostin-high subgroup AER reductions were 54 percent (-65, 87 percent) and when excluding subjects receiving oral corticosteroids, 67 percent (2, 89 percent). Improved lung function (FEV1) and improvement in patient-reported measures of asthma control (ACQ-6) and health-related quality of life (AQLQ) were observed in periostin-high subgroups of patients. Incidence of adverse events and serious adverse events were similar for both tralokinumab and placebo cohorts and the overall tolerability and safety profile supports further development. The Phase III programme will commence in the third quarter.

•
Results from the Phase I study evaluating inhibiting thymic stromal lymphopoietin (TSLP) for the treatment of asthma showed treatment for 12 weeks with anti-TSLP mAb (MEDI9929/AMG 157) resulted in statistically significant reductions in early asthmatic responses and late asthmatic responses in the airways following allergen challenges in patients with allergic (atopic) asthma. The data also showed statistically significant decreases in baseline markers of inflammation in the airways.

Mavrilimumab

On 12 May 2014, AstraZeneca announced that top-line results from the Phase IIb study of mavrilimumab, an investigational monoclonal antibody that inhibits a key pathway in the development of rheumatoid arthritis, achieved its primary endpoints. In the Phase llb study of a methotrexate inadequate responder RA population (EARTH EXPLORER-1), the co-primary endpoints of ACR20 and Disease Activity Score (DAS28) were met with all mavrilimumab doses (low, medium or high dose) confirming the efficacy demonstrated in the previous Phase IIa study (EARTH).

Additional study results are anticipated to be presented at a future medical conference later this year.

Sifalimumab

On 12 May 2014, AstraZeneca announced top-line results from the Phase II study of sifalimumab, a novel anti-interferon alpha (IFN-α) monoclonal antibody being investigated as a treatment for patients with moderate to severe systemic lupus erythematosus (SLE or lupus). The study met its primary endpoint of percentage of subjects that responded by the SLE Responder Index (SRI-4) at Day 365. Clinically important improvements in organ-specific outcome measures (joint, skin) and patient reported outcomes were also observed.

Additional study results are anticipated to be presented at a future medical conference later this year.

Movantik

On 12 June 2014, the majority of the FDA Anaesthetic and Analgesic Drug Products Advisory Committee (AADPAC) members voted that the FDA should not require cardiovascular outcomes trials for the peripherally-acting mu-opioid receptor antagonist (PAMORA) class of drugs. This class includes Movantik (naloxegol), an investigational treatment for opioid-induced constipation (OIC) for patients with chronic non-cancer pain. Following a clarification of the vote, the majority of the AADPAC suggested continued post-approval data collection for cardiovascular safety. The PDUFA date for Movantik is 16 September 2014. If approved, Movantik has the potential to be the first once-daily, oral PAMORA for the treatment of OIC for patients with chronic non-cancer pain. Movantik is also under regulatory review with health agencies in the EU and Canada.

Movantik is part of an exclusive worldwide licence agreement between AstraZeneca and Nektar Therapeutics.

BACE (AZD3293)

On 13 July 2014, AstraZeneca presented results from a Phase I study in healthy volunteers at the Alzheimer Association International Conference (AAIC) in Copenhagen. The study showed that AZD3293 potently inhibits BACE1 leading to a dose-dependent reduction in CSF Aβ42, Aβ40 and sAPPβ concentrations. Increase in sAPPα was also observed, but determination was likely confounded by the known rise in overall amyloid levels associated with continuous sampling. Both sAPPα and sAPPβ returned to baseline in a time-dependent fashion, with CSF Aβ42 showing similar kinetics to sAPPβ. PK/PD modeling indicated a correlation to Cmax within the linear range of the sAPPβ assay. We conclude that measures of amyloid metabolism other than Aβ42 and Aβ40 may have significant utility in determining PK/PD relationships in BACE1 inhibition.

The observations are consistent with the hypothesised mechanism of action of AZD3293 and indicate that sustained inhibition of BACE1 leads to reduced sAPPβ concentrations and increased flux through the non-pathogenic β-secretase-mediated pathway (sAPPα). The data strongly support the hypothesis that inhibition of BACE leads to reduced flux via sAPPβ and hence to reduction of CSF Aβ42 concentrations.

AstraZeneca is actively considering partnering options for the future development of AZD3293.

GyrAR (AZD0914)

On 3 June 2014, the FDA designated AstraZeneca’s novel investigational drug AZD0914 as a Qualified Infectious Disease Product (QIDP) and awarded its development programme Fast Track status for the treatment of uncomplicated gonorrhoea, an infection which is increasingly resistant to existing antibiotics and which poses a serious global public health threat. The QIDP and Fast Track designations mean that AZD0914 is eligible for priority review by the FDA and an additional five-year extension of exclusivity under the US GAIN Act if approved.

AZD0914 is a novel oral antibiotic entering Phase II clinical trials to investigate efficacy in treating uncomplicated gonorrhoea and is the first of a novel class of antibiotics. Uncomplicated gonorrhoea is becoming increasingly difficult to treat as the Neisseria gonorrhoeae bacterium has developed resistance to successive classes of antibiotics. There are currently few treatment options and the US Centers for Disease Control and Prevention has recently designated Neisseria gonorrhoeae an immediate public health threat that requires urgent and aggressive action.

European Society for Medical Oncology (ESMO) meeting, 26 – 30 September 2014

AstraZeneca has submitted numerous scientific abstracts across its oncology pipeline for presentation at the ESMO meeting in Madrid. The Company will also host a briefing for analysts and investors during the ESMO conference, with anticipated highlights:

•	Further update on PD-L1 monotherapy Phase I study.
•	Update on PD-L1/CTLA-4 combination in NSCLC to include: More patients, further dosing cohorts and PD-L1 biomarker status.
•	Update on AZD9291 in NSCLC, including duration of response and 1st line EGFR M+ cohorts.
•	Further clinical development plans.

AstraZeneca plans to hold an Investor Day in London on 18 November 2014.

Business Development and Corporate Transactions

Strategic transaction with Almirall

On 30 July 2014, AstraZeneca announced that it has entered into an agreement to transfer to the Company the rights to Almirall’s respiratory franchise for an initial consideration of $875 million on completion, and up to $1.22 billion in development, launch, and sales-related milestones. AstraZeneca has also agreed to make various sales-related payments.

Upon completion of the business combination, AstraZeneca will own the rights for the development, manufacture, and commercialisation of Almirall’s existing proprietary respiratory business, including rights to revenues from Almirall’s existing partnerships, as well as its pipeline of investigational novel therapies.  The franchise includes Eklira (aclidinium); LAS40464, the combination of aclidinium with formoterol which has been filed for registration in the EU and is being developed in the US; LAS100977 (abediterol), a once-daily long-acting beta2-agonist (LABA) in Phase II; an M3 antagonist beta2-agonist (MABA) platform in pre-clinical development (LAS191351, LAS194871) and Phase I (LAS190792); and multiple pre-clinical programmes. Under the agreement, Almirall Sofotec, an Almirall subsidiary focused on the development of innovative proprietary devices, will also transfer to AstraZeneca.

In-licensing of Synairgen's SNG001

On 12 June 2014, AstraZeneca announced a global licence agreement with Synairgen Plc, an AIM-listed UK company specialising in respiratory diseases, for SNG001, a novel, inhaled interferon beta (IFN-beta) in clinical development for treating respiratory tract viral infections in patients with severe asthma. SNG001 supports the immune system by correcting a deficiency which makes patients vulnerable to respiratory tract viral infections.

In early 2015, AstraZeneca will commence a Phase IIa study in patients with severe asthma, building on available clinical data from an initial Phase lla trial in a broad asthma population. SNG001 also provides the opportunity to expand the clinical programme in other pulmonary diseases including COPD.

Incyte collaboration

On 14 May 2014, AstraZeneca announced that MedImmune, its global biologics research and development arm, has entered into a clinical study collaboration with biopharmaceutical company Incyte Corporation. The Phase I/II oncology study will evaluate the efficacy and safety of MedImmune’s investigational anti-PD-L1 immune checkpoint inhibitor, MEDI4736, in combination with Incyte’s oral indoleamine dioxygenase-1 (IDO1) inhibitor, INCB24360.

MedImmune and Incyte will collaborate on a non-exclusive basis on the study, to evaluate the combination in multiple solid tumours including metastatic melanoma, NSCLC, squamous cell carcinoma of the head and neck and pancreatic cancer. The Phase I part of the trial is expected to establish a recommended dose regimen of both MEDI4736 and INCB24360 and the Phase II part of the study will assess the safety and efficacy of the combination.

Kyowa Hakko Kirin collaboration

On 30 July 2014, AstraZeneca announced that it has entered into a clinical study collaboration with Kyowa Hakko Kirin. The Phase I/II two-armed oncology study will evaluate the efficacy and safety of two separate combinations of three investigational compounds in multiple solid tumours. The first arm of the study will evaluate AstraZeneca’s anti-PD-L1 antibody, MEDI4736, in combination with Kyowa Hakko Kirin’s anti-CCR4 antibody, mogamulizumab. The second arm will evaluate AstraZeneca’s anti-CTLA-4 antibody, tremelimumab, in combination with mogamulizumab.

The Phase I part of the study is expected to establish a recommended dose regimen in both arms of the study. The Phase II part of the study will assess the safety and efficacy of both arms of the study.

Advaxis collaboration

On 22 July 2014, AstraZeneca announced that MedImmune, its global biologics research and development arm, has entered into a clinical trial collaboration with Advaxis, Inc., a US-based biotechnology company developing cancer immunotherapies. This Phase I/II immunotherapy study will evaluate the efficacy and safety of MedImmune’s investigational anti-PD-L1 immune checkpoint inhibitor, MEDI4736, in combination with Advaxis’ lead cancer immunotherapy vaccine, ADXS-HPV, as a treatment for patients with advanced, recurrent or refractory human papillomavirus (HPV)-associated cervical cancer and HPV-associated head and neck cancer.

Under the terms of the agreement, MedImmune and Advaxis will evaluate the combination as a treatment for HPV-associated cervical cancer and squamous cell carcinoma of the head and neck. The Phase I part of the trial is expected to establish a recommended dose regimen of MEDI4736 with ADXS-HPV, and the Phase II part of the trial will assess the safety and efficacy of the combination.

Lung Cancer Master Protocol (Lung-MAP)

A unique public-private collaboration among the National Cancer Institute, part of the National Institutes of Health, SWOG Cancer Research, Friends of Cancer Research, the Foundation for the National Institutes of Health, pharmaceutical companies (Amgen, Genentech, Pfizer, and AstraZeneca including AstraZeneca’s global biologics R&D arm, MedImmune), and Foundation Medicine has initiated the Lung Cancer Master Protocol (Lung-MAP) trial.

Lung-MAP is a multi-drug, multi-arm, biomarker-driven clinical trial for patients with advanced squamous cell lung cancer. The trial will use genomic profiling to match patients to one of several different investigational treatments that are designed to target the genomic alterations found to be driving the growth of their cancer. This innovative approach to clinical testing should both improve access to promising drugs for patients and ease the significant recruitment and infrastructure burdens on researchers involved in traditional clinical trials.

AstraZeneca and MRC Laboratory of Molecular Biology collaboration

On 15 May 2014, AstraZeneca announced its intention to collaborate with the Medical Research Council Laboratory of Molecular Biology (MRC LMB) to fund a range of pre-clinical research projects aimed at better understanding the biology of disease.

Projects supported by the fund are likely to involve scientists from the two organisations working side by side, either within the MRC LMB at the Cambridge Biomedical Campus, the site of the Company’s future strategic R&D centre and global corporate headquarters, or in AstraZeneca and MedImmune research facilities. As part of the planned collaboration, AstraZeneca would contribute up to approximately £6 million ($10 million) and MRC LMB up to approximately £3 million ($5 million) over a period of five years, as well as in-kind scientific input to share knowledge and technologies. Decisions on which projects will receive support from the fund will be made jointly by MRC LMB and AstraZeneca.

Diagnostics collaborations in oncology

On 28 July 2014, AstraZeneca announced two collaborations to develop innovative blood-based companion diagnostic tests to support the Company’s portfolio of lung cancer medicines.

A collaboration with QIAGEN is focused on the development of a circulating tumour DNA (ctDNA) test to identify NSCLC patients who are suitable for treatment with Iressa. The two companies are seeking approval from the European Medicines Agency for the ctDNA test, as a companion diagnostic for Iressa. AstraZeneca is also working with Roche to develop a ctDNA test to support the global development programme for AZD9291, the Company’s investigational NSCLC medicine.

These simple blood tests are less invasive, less costly methods of patient profiling. Biopsy is currently the main method of assessing a patient’s tumour mutation status.

Arrangements with Merck

On 30 June 2014, the Second Option under our exit arrangements with Merck was consummated, resulting in (i) the termination of Merck’s interests in entities that hold the US rights to Nexium and Prilosec, and (ii) the control of these entities by AstraZeneca. At closing, AstraZeneca paid to Merck a total exercise price of $409 million, $327 million of which was fixed in 2012 based on a shared view by AstraZeneca and Merck of the forecasts for sales of Nexium and Prilosec in the US market. This amount is subject to a true-up in 2018 that replaces the shared forecast with actual sales for the period from closing in 2014 to June 2018. At closing, AstraZeneca also paid to Merck an administrative fee of $10 million. In 2018, Merck will receive an additional administrative fee of $11 million. Further details of our exit arrangements with Merck are included from page 152 of the Company’s Annual Report and Form 20-F Information for the year ended 31 December 2013.

Operating and Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) and on a Core basis unless otherwise indicated.  Core measures, which are presented in addition to our Reported financial information, are non-GAAP measures which management believe useful to enhance understanding of the Group’s underlying financial performance of our ongoing business and the key business drivers thereto.  Core financial measures are adjusted to exclude certain significant items, such as:

− amortisation and impairment of intangibles, including impairment reversals but excluding any charges relating to IT assets

− charges and provisions related to our global restructuring programmes (this will include such charges that relate to the impact of our global restructuring programmes on our capitalised IT assets)

− other specified items, principally comprising legal settlements and transaction-related costs, which include fair value adjustments and the imputed finance charge relating to contingent consideration

More detail on the nature of these measures is given on page 76 of our Annual Report and Form 20-F Information 2013.

Second Quarter

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2014	Restructuring	Intangible Amortisation & Impairments	Acquisition of BMS share of diabetes alliance	Other	Core 2014	Core 2013	Actual %	CER %
Revenue	6,454	-	-	-	-	6,454	6,232	4	4
Cost of Sales	(1,307)	13	125	13	-	(1,156)	(1,105)
Gross Profit	5,147	13	125	13	-	5,298	5,127	3	4
% sales	79.7%					82.1%	82.3%	-0.2	-0.2
Distribution	(77)	-	-	-	-	(77)	(76)	2	2
% sales	1.2%					1.2%	1.2%	-	-
R&D	(1,328)	105	15	-	-	(1,208)	(1,040)	16	12
% sales	20.5%					18.7%	16.7%	-2.0	-1.4
SG&A	(3,058)	175	199	111	113**	(2,460)	(2,173)	13	13
% sales	47.4%					38.1%	34.9%	-3.2	-3.0
Other Income	425	-	53	-	-	478	218	120	120
% sales	6.6%					7.4%	3.5%	+3.9	+3.9
Operating Profit	1,109	293	392*	124	113	2,031	2,056	(1)	2
% sales	17.2%					31.5%	33.0%	-1.5	-0.6
Net Finance Expense	(243)	-	-	93**	9**	(141)	(114)
Profit before Tax	866	293	392	217	122	1,890	1,942	(3)	1
Taxation	(69)	(64)	(64)*	(44)	(6)	(247)	(432)
Profit after Tax	797	229	328	173	116	1,643	1,510	9	14
Non-controlling Interests	(1)	-	-	-	-	(1)	(8)
Net Profit	796	229	328	173	116	1,642	1,502	9	14
Weighted Average Shares	1,262	1,262	1,262	1,262	1,262	1,262	1,252
Earnings per Share	0.63	0.18	0.27	0.13	0.09	1.30	1.20	8	13

* **	Intangible amortisation includes Merck related amortisation, of which $99 million carries no tax adjustment. Contains certain items that carry no tax adjustment.

Revenue in the second quarter was up 4 percent at CER and was also up 4 percent on an actual basis as a result of the positive impact of a strengthening Euro offsetting weakness in the currencies of Japan, Australia and certain Latin American countries.  Major patent expiries have now largely annualised with the impact in the quarter less than $100 million.

US revenues were up 8 percent.  Declining sales from brands facing generic competition such as Atacand and Seloken/Toprol-XL were more than offset by the inclusion of 100 percent of revenue from the diabetes brands and the continued progress of our growth platforms. Crestor also grew in the quarter with net realised price more than offsetting volume declines.

Revenue in the Rest of World (ROW) was up 1 percent.  Revenue in Europe was flat, with the impact of Seroquel XR declines resulting from adverse patent rulings in some markets coupled with “at risk” launches for generics, ongoing competitive pressure for Symbicort and the continuing impact of loss of exclusivity for Seroquel IR, Atacand and Merrem being offset by the inclusion of 100 percent of the diabetes revenue and continued growth from Brilique. Revenue in Established ROW was down 9 percent, with the generic competition for Crestor in Canada and Australia and partner ordering patterns for Seroquel IR in Japan.  Revenue in Emerging Markets was up 11 percent, with a 23 percent increase in China a major driver.

Core gross margin as a percentage of revenue was 82.1 percent in the quarter, down 0.2 percentage points, as an unfavourable mix effect and the impact of including the costs associated with brands previously accounted for as alliance revenue more than offset the benefit of a lower Crestor royalty which resulted from the settlement of the arbitration.

Core R&D expense was up 12 percent in the second quarter. The momentum in our late stage pipeline and additional costs for assets acquired by business development are only partially offset by the redeployment of costs and the headroom created through restructuring initiatives.

Expenditures in Core SG&A were up 13 percent.  This increase was driven by the inclusion of all the costs associated with the diabetes portfolio as well as investment behind the launch of Farxiga in the US and continued targeted investment in the Emerging Markets, particularly China, where such investments generate a rapid return.

Core other income of $478 million was up 120 percent this quarter driven by milestone payments of $200 million related to the US launch of Nexium OTC and $80 million related to the Japanese launch of Forxiga without which other income would have declined in the quarter.

Core operating profit was up 2 percent to $2,031 million.  Core operating margin was down 0.6 percentage points to 31.5 percent of revenue, with the growth in other income only partially offsetting the increased investment in R&D and the growth platforms.

Core earnings per share were up 13 percent to $1.30, ahead of the increase in Core operating profit, as the impact of a higher number of shares outstanding and higher net finance expense were more than offset by the lower tax rate compared to the second quarter last year (see the Taxation paragraph below for details).

Reported operating profit was flat at $1,109 million.  Reported EPS was up 7 percent to $0.63.  Adjustments to Core financial measures were slightly higher than those in the second quarter 2013, with the impact of R&D impairments in the prior year period more than offset by the inclusion of charges related to the acquisition of the BMS share of the diabetes alliance and other costs including litigation settlements and provisions.

First Half

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2014	Restructuring	Intangible Amortisation & Impairments	Acquisition of BMS share of diabetes alliance	Other	Core 2014	Core 2013	Actual %	CER %
Revenue	12,870	-	-	-	-	12,870	12,617	2	3
Cost of Sales	(2,760)	24	250	137	-	(2,349)	(2,241)
Gross Profit	10,110	24	250	137	-	10,521	10,376	1	3
% sales	78.6%					81.7%	82.2%	-0.5	-0.4
Distribution	(149)	-	-	-	-	(149)	(153)	(2)	(2)
% sales	1.2%					1.2%	1.2%	-	0.1
R&D	(2,528)	190	32	-	-	(2,306)	(2,003)	15	13
% sales	19.7%					17.9%	15.9%	-2.0	-1.5
SG&A	(5,784)	266	396	185	160**	(4,777)	(4,228)	13	13
% sales	44.9%					37.1%	33.5%	-3.6	-3.3
Other Income	296	292	106	-	-	694	388	79	80
% sales	2.3%					5.4%	3.1%	2.3	2.3
Operating Profit	1,945	772	784*	322	160	3,983	4,380	(9)	(5)
% sales	15.1%					30.9%	34.7%	-3.8	-2.8
Net Finance Expense	(441)	-	-	156**	18**	(267)	(207)
Profit before Tax	1,504	772	784	478	178	3,716	4,173	(11)	(7)
Taxation	(201)	(163)	(125)*	(95)	(16)	(600)	(908)
Profit after Tax	1,303	609	659	383	162	3,116	3,265	(5)	(1)
Non-controlling Interests	(3)	-	-	-	-	(3)	(9)
Net Profit	1,300	609	659	383	162	3,113	3,256	(4)	(1)
Weighted Average Shares	1,261	1,261	1,261	1,261	1,261	1,261	1,250
Earnings per Share	1.03	0.48	0.53	0.30	0.13	2.47	2.61	(5)	(1)

* **	Intangible amortisation includes Merck related amortisation, of which $196 million carries no tax adjustment. Contains certain items that carry no tax adjustment.

Revenue in the first half was up 3 percent at CER and 2 percent on an actual basis as a result of the negative impact of exchange rate movements.  The impact of loss of exclusivity has now reduced and is more than offset by the Company’s growth drivers.  US revenue was up 5 percent; revenue in ROW was up 2 percent.

Core gross margin was 81.7 percent, 0.4 percentage points lower than last year.

Core R&D expense in the first half was up 13 percent, reflecting the expansion of the late stage pipeline.

Expenditures in Core SG&A were 13 percent higher than the first half of last year. This increase was driven by the inclusion of 100 percent of the costs associated with the diabetes portfolio as well as investment behind the growth drivers such as the launch of Farxiga in the US and continued targeted investment in the Emerging Markets, particularly China.

Core other income in the first half was up 80 percent, with a milestone related to the launch of Nexium OTC being the largest driver.

Core operating profit in the first half was down 5 percent to $3,983 million.  Core operating margin was 30.9 percent of revenue, down 2.8 percentage points.

Core earnings per share were $2.47, down 1 percent compared with the first half last year, with the smaller decline compared with Core operating profit largely due to the inter-governmental agreement of a transfer pricing matter.  This favourable comparison arising from the tax rate was partially offset by an increase in the number of shares outstanding and higher net finance expense in the first half compared with last year.

Reported operating profit in the first half was down 17 percent to $1,945 million; reported EPS was down 19 percent. These are much larger declines compared with the respective Core financial measures.  Core operating profit adjusting items totalled $2,038 million this year compared with $1,783 million in 2013, and these are applied to a lower baseline Core operating profit in the current period.

Enhancing Productivity

The Company is making good progress in implementing the fourth phase of restructuring announced in the first quarter of 2013 and subsequently expanded in the first quarter of 2014. Restructuring charges of $293 million were taken in the second quarter, bringing the year to date total to $772 million. This programme has been further expanded to include densification of the Company’s site in Waltham, US.

Finance Income and Expense

Core net finance expense was $141 million for the second quarter, versus $114 million in the same period of 2013. Core net finance expense for the first half was $267 million compared to $207 million in 2013. The increase is principally due to net pension costs and fair value movements and the effect of discounting a long-term liability. Since this liability does not relate to a business combination, under our definition for Core financial measures the charge is not excluded from the Core result. In the first half of 2014, Reported net finance expense includes a charge of $174 million relating to the discount unwind on contingent consideration creditors recognised on business combinations, principally relating to the acquisition of the BMS share of the global diabetes alliance.

Taxation

Excluding a one-off benefit of $117 million in respect of prior periods following the inter-governmental agreement of a transfer pricing matter, the reported tax rate for the first half was 21.1 percent. Including this benefit, the reported tax rate for the first half was 13.4 percent. The 21.1 percent tax rate is applied to the taxable Core adjustments, resulting in an effective Core tax rate for the first half of 16.1 percent compared with 21.8 percent for 2013.

Cash Flow

Cash generated from operating activities was $3,266 million in the six months to 30 June 2014, compared with $3,804 million in the same period of 2013, with lower operating profit being the main driver, offset by improvements in working capital.

Net cash outflows from investing activities were $4,955 million in the six months compared with $1,238 million to 30 June 2013. The increase is primarily due to higher acquisition payments in 2014, which includes $2.7 billion upfront and $449 million of contingent consideration in relation to the acquisition of the BMS share of the global diabetes alliance. Intangible purchases of $1,490 million were higher than the same period of 2013, and included contingent payments made to Merck during the year and a lump sum of $409 million upon exercise of the Second Option on 30 June 2014.

Net cash distributions to shareholders were $2,171 million through dividends of $2,425 million partially offset by proceeds from the issue of shares of $254 million.

Debt and Capital Structure

At 30 June 2014, outstanding gross debt (interest-bearing loans and borrowings) was $10,074 million (31 December 2013: $10,376 million). Of the gross debt outstanding at 30 June 2014, $2,500 million is due within one year (31 December 2013: $1,788 million).

The Company’s net debt position at 30 June 2014 was $3,959 million.

Dividends

The Board has recommended a first interim dividend of $0.90 (53.1 pence, 6.20 SEK). The amount of the dividend reflects the Board’s aim of setting the first interim dividend at around a third of the prior year dividend, which last year was $2.80.

The Board has adopted a progressive dividend policy, by which the Board intends to maintain or grow the dividend each year. In adopting this policy, the Board recognises that some earnings fluctuations are to be expected as the Company’s revenue base transitions through this period of exclusivity losses and new product launches.

In setting the distribution policy and the overall financial strategy, the Board’s aim is to continue to strike a balance between the interests of the business, our financial creditors and our shareholders. After providing for business investment, funding the progressive dividend policy and meeting our debt service obligations, the Board will keep under review the opportunity to return cash in excess of these requirements to shareholders through periodic share repurchases.

The Board has decided that no share repurchases will take place in 2014 in order to maintain the strategic flexibility to invest in the business.

Shares in Issue

In the half year, 5.4 million shares were issued in respect of share option exercises for a consideration of $254 million.

The total number of shares in issue at 30 June 2014 was 1,263 million.

Future Prospects

The Company increases its guidance for 2014:

•	Revenue is expected to be in line with 2013 at CER, an increase on our previous guidance of low-to-mid single digit percentage decline.
•	Core EPS is expected to decrease in low double digits at CER, an update on our previous guidance of a percentage decrease in the teens.
o	For planning purposes, revenue and Core EPS guidance assumes US Nexium generic enters on 1 October 2014.
o	The Company continues to pursue multiple productivity initiatives and redeploy resources to fund its pipeline and growth platforms, whilst managing its total cost base.

Revenue

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

A full analysis of the Group’s revenue by product and geographic areas is shown in Notes 7 and 8.

	Second Quarter			First Half
	2014	2013	CER	2014	2013	CER
	$m	$m	%	$m	$m	%
Cardiovascular and Metabolic disease
Crestor	1,450	1,480	(2)	2,782	2,803	-
Seloken/Toprol-XL	193	183	10	386	407	(1)
Onglyza	238	102	131	400	192	108
Atacand	139	166	(16)	261	334	(21)
Brilinta/Brilique	117	65	77	216	116	84
Byetta	88	53	61	166	95	72
Bydureon	112	32	247	192	59	224

Oncology
Zoladex	236	263	(8)	457	503	(6)
Iressa	147	156	(5)	316	324	-
Faslodex	179	173	3	351	330	7
Arimidex	78	83	(5)	156	175	(8)
Casodex	83	96	(11)	166	188	(7)

Respiratory, Inflammation and Autoimmunity
Symbicort	928	842	9	1,856	1,668	11
Pulmicort	209	213	-	472	446	7

Infection, Neuroscience and Gastrointestinal
Nexium	971	1,023	(4)	1,901	1,963	(1)
Synagis	47	11	327	375	415	(10)
Seroquel XR	304	339	(11)	596	661	(10)
Seroquel IR	89	99	(8)	155	226	(30)

Cardiovascular and Metabolic disease

•
In the US, Crestor sales in the second quarter were $771 million, up 1 percent. Total prescriptions for statin products in the US were flat in the second quarter compared to last year. Crestor total prescriptions decreased 6 percent, consistent with the first quarter performance. Crestor sales in the first half were in line with prior year as net price realisation and prior year rebate adjustments offset volume declines.

•
Crestor sales in ROW were down 5 percent to $679 million in the second quarter, reflecting the impact of generic competition in Australia. In addition to the decline in Australia, Canada also contributed to the 18 percent decline in Established ROW. Sales in Emerging Markets were up 8 percent, with China growing by 33 percent. Crestor sales in ROW in the first half were down 5 percent to $1,306 million.

•
US sales of the Toprol-XL product range, which includes sales of the authorised generic, were down 6 percent in the quarter to $29 million, largely the result of market share loss following additional generic entrants. Seloken sales in other markets were up 13 percent to $164 million. Overall, sales in the first half were down 1 percent to $386 million.

•
Onglyza revenue was up 131 percent in the second quarter to $238 million, of which $144 million was in the US and $94 million in other markets. AstraZeneca completed the acquisition of the BMS share of the global diabetes alliance on 1 February 2014 and began reflecting 100 percent ownership at that point. Total prescriptions for the Onglyza franchise in the US were down 3 percent compared with the second quarter last year, and share of total prescriptions was 15.3 percent in June 2014, down 0.4 percentage points since March 2014. Average realised selling prices were lower in the quarter and half year. Revenue in the first half was $400 million, up 108 percent.

•
US sales of Atacand were down 63 percent in the quarter to $9 million. Generic competition for the diuretic combination product followed the loss of exclusivity in December 2012. Atacand sales in other markets were down 8 percent to $130 million, reflecting loss of exclusivity in many markets. Sales in the first half were down 21 percent to $261 million.

•
Sales of Brilinta/Brilique were $117 million in the second quarter. Almost half of the sales were in Europe, where second quarter sales have increased by 42 percent compared with the second quarter of 2013. Strong performance in Canada, Australia and Emerging Markets is also contributing to brand revenue growth.

•
Brilinta sales in the US in the second quarter were $35 million. Total prescriptions for Brilinta in the US in the second quarter of 2014 were 15 percent higher than the first quarter of 2014. New to brand share is now 6.9 percent, growth of 0.6 percentage points in the quarter.

•
Byetta and Bydureon revenues in the US were $148 million and $52 million in ROW in the second quarter. Bydureon share of total prescriptions in the US was 19.9 percent in June 2014, up 0.3 percentage points since March 2014. Half year revenue is $358 million, up 130 percent. US dual chamber pen launch is on track for the second half of 2014.

Oncology

•	Zoladex sales were $236 million in the second quarter. Sales in Europe were down 15 percent and down 13 percent in Japan. For the half year, sales were down 6 percent to $457 million.
•	Iressa sales in the second quarter were down 5 percent to $147 million, as a decline in Japan more than offset growth in China. Worldwide sales of Iressa in the first half were level at $316 million.
•	Arimidex sales in the first half were $156 million worldwide, down 8 percent as sales continue to decline as a result of loss of exclusivity.
•
Sales of Casodex in the first half were $166 million, down 7 percent. All but $3 million of these sales were in markets outside the US. Sales in Japan, which account for 51 percent of global revenue, were down 16 percent in the first half.

Respiratory, Inflammation and Autoimmunity

•
Symbicort sales in the US were $377 million in the second quarter, a 30 percent increase over the prior year. Total prescriptions for Symbicort were up 32 percent in the quarter, compared to a 2 percent increase for the fixed combination market. Symbicort share of total prescriptions for fixed combination products reached 31 percent in June 2014, up 1.2 percentage points since March 2014. Symbicort sales in the US in the first half were up 25 percent to $721 million. Price was broadly flat for both the quarter and half year.

•
Symbicort sales in other markets in the second quarter were $551 million, down 3 percent. Sales in Europe were down 7 percent due to competitive and pricing pressure in the market. Sales in Established ROW were up 2 percent as strong underlying volume growth was offset by destocking in Japan. Sales in Emerging Markets were up 11 percent with China revenue more than doubling. Symbicort sales in ROW in the first half were up 4 percent to $1,135 million.

•	US sales of Pulmicort were down 12 percent to $104 million in the first half. Pulmicort sales in ROW were up 13 percent to $368 million, with China comprising approximately half.

Infection, Neuroscience and Gastrointestinal

•
In the US, Nexium sales in the second quarter were $455 million, down 18 percent compared with the second quarter last year. TRx volume declined by 13 percent and realised net price also reduced slightly. Nexium sales in the first half were down 13 percent to $939 million.

•
Nexium sales in other markets in the second quarter were up 14 percent to $516 million. Japan and China contributed much of the growth, with sales up 47 percent and 31 percent respectively. Nexium sales in other markets were up 14 percent in the first half to $962 million.

•
In the US, sales of Synagis in the second quarter were $3 million; the second quarter is out of season for the US.  Outside the US, sales in the second quarter were $44 million, up 246 percent, which reflects the quarterly phasing of revenues related to shipments to AbbVie, our international distributor. The American Academy of Pediatrics Committee on Infectious Diseases updated guidelines for Synagis in the US on 28 July 2014. These further restrictions will put downward pressure on volume.

•
Sales of Seroquel XR in the US were $181 million in the second quarter, down 2 percent. Total prescriptions were down 3 percent, offset by slightly higher realised net price. US sales for the first half were down 2 percent to $347 million.

•
Sales of Seroquel XR in ROW were down 22 percent to $123 million in the second quarter, as a result of generic competition (including some “at risk” launches) in Europe. Sales in Established ROW were down 48 percent, as a result of generic competition in Canada. Sales in Emerging Markets were up 9 percent.

•
Sales of Seroquel IR were down 30 percent in first half to $155 million. The majority of this decline is attributable to Japan, as our partner increased its inventory in 2013 in anticipation of a manufacturing site change.

Regional Revenue

	Second Quarter				First Half
	2014	2013	% Change		2014	2013	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
US	2,438	2,252	8	8	4,951	4,697	5	5
Europe	1,640	1,546	6	-	3,277	3,206	2	(2)
Established ROW1	916	1,059	(14)	(9)	1,761	2,009	(12)	(4)
Japan	579	657	(12)	(9)	1,116	1,206	(7)	1
Canada	147	162	(9)	(2)	286	332	(14)	(7)
Other Established ROW	190	240	(21)	(13)	359	471	(24)	(14)
Emerging Markets2	1,460	1,375	6	11	2,881	2,705	6	11
China	524	431	22	23	1,108	896	24	23
Total	6,454	6,232	4	4	12,870	12,617	2	3
1Established ROW comprises Canada, Japan, Australia and New Zealand. 2Emerging Markets comprises all remaining Rest of World markets, including Brazil, China, India, Mexico, Russia, and Turkey.

•
In the US, revenue was up 8 percent in the second quarter, with declines in revenue from brands such as Nexium and Atacand offset by the growth platforms and the impact of completing the acquisition of the BMS share of the global diabetes alliance. The diabetes products provided $182 million of incremental revenue, with growth from Symbicort and Brilinta also contributing.

•
In the second quarter, revenue in Europe was flat as the favourable impact from the acquisition of the BMS share of the global diabetes alliance, continued growth for Brilinta and timing of partner purchases of Synagis were offset by the continuing impact from loss of exclusivity on Seroquel XR in some markets and Atacand, and competitive and pricing pressure in the Symbicort market.

•
Revenue in Established ROW was down 9 percent in the quarter, as growth of Nexium and the launch of Forxiga in Japan were more than offset by generic competition on Crestor in Australia and Seroquel IR inventory depletion in Japan due to a planned manufacturing site change.

•
Revenue in Emerging Markets was up 11 percent in the quarter, largely the result of a 23 percent increase in China. China now represents almost 40 percent of the total Emerging Markets business, with growth driven by Crestor, Nexium, Symbicort and Seloken. In the first half revenue in Russia grew 26 percent and Brazil was up 5 percent.

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June	2014 $m	2013 $m
Revenue	12,870	12,617
Cost of sales	(2,760)	(2,583)
Gross profit	10,110	10,034
Distribution costs	(149)	(153)
Research and development expense	(2,528)	(2,534)
Selling, general and administrative costs	(5,784)	(5,061)
Other operating income and expense	296	311
Operating profit	1,945	2,597
Finance income	26	29
Finance expense	(467)	(236)
Profit before tax	1,504	2,390
Taxation	(201)	(547)
Profit for the period	1,303	1,843

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit liability	(288)	(27)
Tax on items that will not be reclassified to profit or loss	85	10
	(203)	(17)
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	64	(352)
Foreign exchange arising on designating borrowings in net investment hedges	(122)	45
Fair value movements on derivatives designated in net investment hedges	(11)	59
Amortisation of loss on cash flow hedge	1	1
Net available for sale gains taken to equity	49	83
Tax on items that may be reclassified subsequently to profit or loss	5	(7)
	(14)	(171)
Other comprehensive income for the period, net of tax	(217)	(188)
Total comprehensive income for the period	1,086	1,655

Profit attributable to:
Owners of the Parent	1,300	1,834
Non-controlling interests	3	9
	1,303	1,843

Total comprehensive income attributable to:
Owners of the Parent	1,089	1,673
Non-controlling interests	(3)	(18)
	1,086	1,655

Basic earnings per $0.25 Ordinary Share	$1.03	$1.47
Diluted earnings per $0.25 Ordinary Share	$1.03	$1.47
Weighted average number of Ordinary Shares in issue (millions)	1,261	1,250
Diluted weighted average number of Ordinary Shares in issue (millions)	1,263	1,252

Condensed Consolidated Statement of Comprehensive Income

For the quarter ended 30 June	2014 $m	2013 $m
Revenue	6,454	6,232
Cost of sales	(1,307)	(1,317)
Gross profit	5,147	4,915
Distribution costs	(77)	(76)
Research and development expense	(1,328)	(1,275)
Selling, general and administrative costs	(3,058)	(2,543)
Other operating income and expense	425	179
Operating profit	1,109	1,200
Finance income	10	7
Finance expense	(253)	(121)
Profit before tax	866	1,086
Taxation	(69)	(255)
Profit for the period	797	831

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit liability	(263)	33
Tax on items that will not be reclassified to profit or loss	79	(4)
	(184)	29
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	9	(33)
Foreign exchange arising on designating borrowings in net investment hedges	(121)	(19)
Fair value movements on derivatives designated in net investment hedges	(2)	1
Amortisation of loss on cash flow hedge	1	1
Net available for sale gains taken to equity	47	32
Tax on items that may be reclassified subsequently to profit or loss	12	(15)
	(54)	(33)
Other comprehensive income for the period, net of tax	(238)	(4)
Total comprehensive income for the period	559	827

Profit attributable to:
Owners of the Parent	796	823
Non-controlling interests	1	8
	797	831

Total comprehensive income attributable to:
Owners of the Parent	558	828
Non-controlling interests	1	(1)
	559	827

Basic earnings per $0.25 Ordinary Share	$0.63	$0.66
Diluted earnings per $0.25 Ordinary Share	$0.63	$0.66
Weighted average number of Ordinary Shares in issue (millions)	1,262	1,252
Diluted weighted average number of Ordinary Shares in issue (millions)	1,264	1,254

Condensed Consolidated Statement of Financial Position

	At 30 Jun 2014 $m	At 31 Dec 2013 $m	At 30 Jun 2013 $m
ASSETS Non-current assets
Property, plant and equipment	6,150	5,818	5,665
Goodwill	11,560	9,981	9,958
Intangible assets	21,150	16,047	16,391
Derivative financial instruments	349	365	366
Investments in joint ventures	70	-	-
Other investments	289	281	238
Other receivables	1,380	1,867	552
Deferred tax assets	1,387	1,205	1,423
	42,335	35,564	34,593
Current assets
Inventories	2,249	1,909	2,089
Trade and other receivables	7,817	7,879	7,268
Other investments	819	796	839
Derivative financial instruments	1	40	4
Income tax receivable	360	494	942
Cash and cash equivalents	4,958	9,217	8,252
	16,204	20,335	19,394
Total assets	58,539	55,899	53,987
LIABILITIES Current liabilities
Interest-bearing loans and borrowings	(2,500)	(1,788)	(1,880)
Trade and other payables	(10,304)	(10,362)	(9,642)
Derivative financial instruments	(12)	(2)	(65)
Provisions	(679)	(823)	(619)
Income tax payable	(2,827)	(3,076)	(2,991)
	(16,322)	(16,051)	(15,197)
Non-current liabilities
Interest-bearing loans and borrowings	(7,574)	(8,588)	(8,506)
Derivative financial instruments	-	(1)	-
Deferred tax liabilities	(2,427)	(2,827)	(2,954)
Retirement benefit obligations	(2,634)	(2,261)	(2,263)
Provisions	(580)	(566)	(775)
Other payables	(6,950)	(2,352)	(880)
	(20,165)	(16,595)	(15,378)
Total liabilities	(36,487)	(32,646)	(30,575)
Net assets	22,052	23,253	23,412
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	316	315	313
Share premium account	4,236	3,983	3,746
Other reserves	1,973	1,966	1,973
Retained earnings	15,504	16,960	17,184
	22,029	23,224	23,216
Non-controlling interests	23	29	196
Total equity	22,052	23,253	23,412

 Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June	2014 $m	2013 $m
Cash flows from operating activities
Profit before tax	1,504	2,390
Finance income and expense	441	207
Depreciation, amortisation and impairment	1,410	1,590
Decrease in working capital and short-term provisions	703	209
Non-cash and other movements	216	435
Cash generated from operations	4,274	4,831
Interest paid	(272)	(249)
Tax paid	(736)	(778)
Net cash inflow from operating activities	3,266	3,804
Cash flows from investing activities
Movement in short-term investments and fixed deposits	34	12
Purchase of property, plant and equipment	(378)	(231)
Disposal of property, plant and equipment	133	37
Purchase of intangible assets	(1,490)	(567)
Purchase of non-current asset investments	(5)	(13)
Payments to joint ventures	(70)	-
Upfront payments on acquisitions	(2,778)	(565)
Payment of contingent consideration on acquisitions	(449)	-
Interest received	58	58
Payments made by subsidiaries to non-controlling interests	(10)	(10)
Payments received by subsidiaries from non-controlling interests	-	41
Net cash outflow from investing activities	(4,955)	(1,238)
Net cash (outflow)/inflow before financing activities	(1,689)	2,566
Cash flows from financing activities
Proceeds from issue of share capital	254	243
Repayment of loans	(750)	-
Dividends paid	(2,425)	(2,296)
Hedge contracts relating to dividend payments	25	(71)
Repayment of obligations under finance leases	(17)	(12)
Payments to acquire non-controlling interests	(102)	-
Movement in short-term borrowings	445	-
Net cash outflow from financing activities	(2,570)	(2,136)
Net (decrease)/increase in cash and cash equivalents in the period	(4,259)	430
Cash and cash equivalents at the beginning of the period	8,995	7,596
Exchange rate effects	3	(69)
Cash and cash equivalents at the end of the period	4,739	7,957
Cash and cash equivalents consists of:
Cash and cash equivalents	4,958	8,252
Overdrafts	(219)	(295)
	4,739	7,957

Condensed Consolidated Statement of Changes in Equity

	Share capital $m	Share premium account $m	Other reserves* $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 Jan 2013	312	3,504	1,960	17,955	23,731	215	23,946
Profit for the period	-	-	-	1,834	1,834	9	1,843
Other comprehensive income	-	-	-	(161)	(161)	(27)	(188)
Transfer to other reserves	-	-	13	(13)	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,371)	(2,371)	-	(2,371)
Issue of Ordinary Shares	1	242	-	-	243	-	243
Share-based payments	-	-	-	(98)	(98)	-	(98)
Transfer from non-controlling interests to payables	-	-	-	-	-	(1)	(1)
Dividend paid to non-controlling interests	-	-	-	-	-	(3)	(3)
Disposal to non-controlling interests	-	-	-	38	38	3	41
Net movement	1	242	13	(771)	(515)	(19)	(534)
At 30 Jun 2013	313	3,746	1,973	17,184	23,216	196	23,412

	Share capital $m	Share premium account $m	Other reserves* $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 Jan 2014	315	3,983	1,966	16,960	23,224	29	23,253
Profit for the period	-	-	-	1,300	1,300	3	1,303
Other comprehensive income	-	-	-	(211)	(211)	(6)	(217)
Transfer to other reserves	-	-	7	(7)	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,395)	(2,395)	-	(2,395)
Issue of Ordinary Shares	1	253	-	-	254	-	254
Share-based payments	-	-	-	(143)	(143)	-	(143)
Transfer from non-controlling interests to payables	-	-	-	-	-	(3)	(3)
Net movement	1	253	7	(1,456)	(1,195)	(6)	(1,201)
At 30 Jun 2014	316	4,236	1,973	15,504	22,029	23	22,052

* Other reserves includes the capital redemption reserve and the merger reserve.

Responsibility Statement of the Directors in Respect of the Half-Yearly Financial Report

We confirm that to the best of our knowledge:

•
the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union and as issued by the International Accounting Standards Board;

•	the half-yearly management report includes a fair review of the information required by:

(a)
DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)
DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period; and any changes in the related party transactions described in the last annual report that could do so.

The Board

The Board of Directors that served during all or part of the six-month period to 30 June 2014 and their respective responsibilities can be found on pages 28 and 29 of the AstraZeneca Annual Report and Form 20-F Information 2013, with the exception of Ann Cairns who was elected as Non-Executive Director and appointed as a member of the Audit Committee on 24 April 2014. Graham Chipchase was appointed as a member of the Remuneration Committee and stepped down from the Audit Committee on 6 May 2014.

Approved by the Board and signed on its behalf by

Pascal Soriot
Chief Executive Officer
31 July 2014

Independent Review Report to AstraZeneca PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2014 (but not for the quarter ended 30 June 2014) which comprises condensed consolidated statement of comprehensive income, condensed consolidated statement of financial position, condensed consolidated statement of cash flows, condensed consolidated statement of changes in equity and Notes 1 to 7. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules ("the DTR") of the UK's Financial Conduct Authority ("the UK FCA"). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FCA.

As disclosed in Note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the European Union (“EU”) and as issued by the International Accounting Standards Board (“IASB”). The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and as issued by the IASB.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2014 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU, and as issued by the IASB, and the DTR of the UK FCA.

Antony Cates

For and on behalf of KPMG LLP

Chartered Accountants

15 Canada Square
London E14 5GL
31 July 2014

Notes to the Interim Financial Statements

1      BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements (“interim financial statements”) for the six months ended 30 June 2014 have been prepared in accordance with IAS 34 Interim Financial Reporting. The annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU and as issued by the International Accounting Standards Board. As required by the Disclosure and Transparency Rules of the Financial Conduct Authority, the interim financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Company’s published consolidated financial statements for the year ended 31 December 2013. There have been no significant new or revised accounting standards applied in the six months ended 30 June 2014.

The information contained in Note 6 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2013.

The Group has considerable financial resources available. As at 30 June 2014, the Group had $5.5 billion in financial resources (cash balances of $5.0 billion and undrawn committed bank facilities of $3.0 billion that are available until April 2019, with $2.5 billion of debt due within one year). The Group’s revenues are largely derived from sales of products which are covered by patents which provide a relatively high level of resilience and predictability to cash inflows, although our revenue is expected to continue to be significantly impacted by the expiry of patents over the medium term. In addition, government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in many of our mature markets. However, we anticipate new revenue streams from both recently launched medicines and products in development, and the Group has a wide diversity of customers and suppliers across different geographic areas. Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully.

On the basis of the above paragraph and after making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the interim financial statements have been prepared on a going concern basis.

The comparative figures for the financial year ended 31 December 2013 are not the Company’s statutory accounts for that financial year. Those accounts have been reported on by the Group’s auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2      NET DEBT

The table below provides an analysis of net debt and a reconciliation of net cash flow to the movement in net debt.

	At 1 Jan 2014 $m	Cash Flow $m	Non-cash Movements $m	Exchange Movements $m	At 30 Jun 2014 $m
Loans due after one year	(8,516)	-	1,023	(11)	(7,504)
Finance leases due after one year	(72)	-	1	1	(70)
Total long term debt	(8,588)	-	1,024	(10)	(7,574)
	(766)			-
Current instalments of loans	(766)	750	(1,007)	-	(1,023)
Current instalments of finance leases	(30)	17	(30)	-	(43)
Total current debt	(796)	767	(1,037)	-	(1,066)

Other investments - current	796	(34)	31	26	819
Net derivative financial instruments	402	(25)	(39)	-	338
Cash and cash equivalents	9,217	(4,263)	-	4	4,958
Overdrafts	(222)	4	-	(1)	(219)
Short-term borrowings	(770)	(445)	-	-	(1,215)
	9,423	(4,763)	(8)	29	4,681
Net funds/(debt)	39	(3,996)	(21)	19	(3,959)

Non-cash movements in the period include fair value adjustments under IAS 39.

3      RESTRUCTURING COSTS

Profit before tax for the six months ended 30 June 2014 is stated after charging restructuring costs of $772 million ($293 million for the second quarter 2014).  These have been charged to profit as follows:

	2nd Quarter 2014 $m	2nd Quarter 2013 $m	Half Year 2014 $m	Half Year 2013 $m
Cost of sales	13	86	24	98
Research and development expense	105	62	190	353
Selling, general and administrative costs	175	160	266	400
Other operating income and expense	-	-	292	-
Total	293	308	772	851

4      ACQUISITION OF BMS SHARE OF GLOBAL DIABETES ALLIANCE ASSETS

On 1 February 2014, AstraZeneca completed the acquisition of Bristol-Myers Squibb’s (BMS) interests in the companies’ diabetes alliance. The acquisition provides AstraZeneca with 100% ownership of the intellectual property and global rights for the development, manufacture and commercialisation of the diabetes business, which includes Onglyza (saxagliptin), Kombiglyze XR (saxagliptin and metformin HCl extended release), Komboglyze (saxagliptin and metformin HCl), Farxiga (dapagliflozin, marketed as Forxiga outside the US), Byetta (exenatide), Bydureon (exenatide extended release for injectable suspension), Myalept (metreleptin) and Symlin (pramlintide acetate).

The transaction consolidates worldwide ownership of the diabetes business within AstraZeneca, leveraging its primary and specialty care capabilities and its geographical reach, especially in emerging markets. The transaction included the acquisition of 100% of the share capital of Amylin Pharmaceuticals, LLC, and the asset purchase of the additional intellectual property and global rights not already owned by AstraZeneca, for the development, manufacture and commercialisation of Onglyza, Kombiglyze XR, Komboglyze and Farxiga, including associated BMS employees. This combination of intangible product rights and manufacturing assets with an established work force and their associated operating processes, principally those related to the global manufacturing and selling and marketing operations, requires that the acquisition is accounted for as a business combination in accordance with IFRS 3 Business Combinations.

Upfront consideration for the acquisition of $2.7 billion was paid on 1 February 2014, with further payments of up to $1.4 billion being payable for future regulatory, launch and sales-related milestones. AstraZeneca has also agreed to pay various sales-related royalty payments up until 2025. The amount of royalties payable under the agreement is inherently uncertain and difficult to predict, given the direct link to future sales and the range of outcomes cannot be reliably estimated. The maximum amount payable in each year is with reference to net sales. AstraZeneca may also make payments up to $225 million when certain additional assets are subsequently transferred. Contingent consideration has been fair valued using decision tree analysis, with key inputs including the probability of success and consideration of potential delays. In accordance with IFRS 3, the fair value of contingent consideration, including future royalties, is recognised immediately as a liability.

In addition to the acquired interests, AstraZeneca has entered into certain agreements with BMS to maintain the manufacturing and supply chain of the full portfolio of diabetes products. BMS will also continue to deliver specified clinical trials in line with the ongoing clinical trial plan, with an agreed number of R&D and manufacturing employees dedicated to diabetes remaining with BMS to progress the diabetes portfolio and support the transition for these areas. These arrangements will be carried out over future periods and future payments by AstraZeneca to BMS in relation to these arrangements will be expensed as incurred. No amounts have been recognised in the initial acquisition accounting in relation to these arrangements but have been separated, at fair value, from the business combination accounting in accordance with IFRS 3.

The terms of the agreement partially reflect settlement of the launch and sales-related milestones under the pre-existing Onglyza and Farxiga collaboration agreements, which have been terminated in relation to the acquisition. The expected value of those pre-existing milestones is $0.3 billion and has been recognised as a separate component of consideration and excluded from the business combination accounting in accordance with IFRS 3. Subsequently, these separate intangible assets have been recognised.

Goodwill of $1.6 billion is underpinned by a number of elements, which individually cannot be quantified. Most significant among these are the synergies AstraZeneca expect to be able to generate through more efficient manufacturing processes and the incremental value accessible through strategic and operational independence upon taking full control of the alliance.

The fair value of receivables acquired as part of the acquisition approximates the gross contractual amounts receivable. There are no significant amounts which are not expected to be collected.

The results from the additional acquired interests in the diabetes alliance have been consolidated into the Company’s results from 1 February 2014, which have added revenue of $382 million in the period to 30 June 2014. Due to the highly integrated nature of the diabetes alliance, and the fact that it is not operated through a separate legal entity, the incremental direct costs associated with the additional acquired interest are not separately identifiable and it is impracticable therefore to disclose the profit or loss recognised in the period since acquisition.

Fair value* $m
Non-current assets
Intangible assets	5,746
Property, plant and equipment	478
6,224
Current assets	519
Current liabilities	(311)
Non-current liabilities	(99)
Total net assets acquired	6,333
Goodwill	1,619
Fair value of total consideration	7,952
Less: fair value of contingent consideration	(5,249)
Total upfront consideration	2,703
Less: cash and cash equivalents acquired	-
Net cash outflow	2,703

       * Under the terms of the agreement, working capital balances are subject to true-up post closure. We expect this process to be completed in the second half of 2014.

As detailed above, future contingent consideration has been recognised initially at fair value and is revalued to fair value at each balance sheet date. Changes in fair value can arise as a result of a number of factors, including external news flow and internal re-forecasts, which may affect the likelihood of specific milestones becoming payable or the expected quantum of future royalty payments. These changes, which are potentially volatile and material, are included within selling, general and administrative costs. They are excluded from the Group’s Core results.

The fair value of contingent consideration is also affected over time by the unwinding effect of discounting. This effect gives a charge to finance income and expense which reduces over time as the liability reduces. As a direct result of a material business acquisition, this effect is excluded from the Group’s Core results.

In the period between acquisition and 30 June 2014, the effect of discounting increased the contingent consideration liability by $156 million and revaluations increased fair value by $6 million. Cash payments in the period since acquisition totaled $449 million.

In addition, inventory acquired at completion has been recorded at fair value, which is higher than manufacturing cost. The adjustment to increase the inventory to fair value is held in inventory until product is sold, at which time it is released to profit as a cost of sale. This results in a lower gross margin in the first turn of inventory and, since this arises as a direct result of a material business acquisition, this effect is excluded from the Group’s Core results. The charge to cost of sales in the period since acquisition was $137 million and represents the majority of the total adjustment to the fair value of inventory.

5      FINANCIAL INSTRUMENTS

As detailed in our most recent annual financial statements, our principal financial instruments consist of derivative financial instruments,  other investments, trade and other receivables, cash and cash equivalents, trade and other payables including contingent consideration arising on business combinations, and interest-bearing loans and borrowings. As indicated in Note 1, there have been no changes to the accounting policies, including fair value measurement, for financial instruments from those disclosed on page 139 of the Company’s Annual Report and Form 20-F Information 2013. In addition, there have been no changes of significance to the categorisation or fair value hierarchy of our financial instruments. Financial instruments measured at fair value include $1,108 million of other investments, $1,216 million of loans, and $338 million of derivatives as at 30 June 2014. The total fair value of interest-bearing loans and borrowings at 30 June 2014, which have a carrying value of $10,074 million in the Condensed Consolidated Statement of Financial Position, was $11,195 million. Contingent consideration liabilities arising on the Company’s acquisitions of business combinations have been classified under Level 3 in the fair value hierarchy and movements in fair value are shown below:

2014
$m
At 1 January	514
Acquisitions	5,249
Settlements	(449)
Revaluations	6
Discounting	174
Foreign exchange	6
At 30 June	5,500

For all other financial instruments which are carried at amortised cost, amortised cost approximates to fair value.

6      LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2013 (the 2013 Disclosures). Unless noted otherwise below or in the 2013 Disclosures, no provisions have been established in respect of the claims discussed below.

As discussed in the 2013 Disclosures, for the majority of claims in which AstraZeneca is involved it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect only to the nature and facts of the cases but no provision is made.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, we record the loss absorbed or make a provision for our best estimate of the expected loss.

The position could change over time and the estimates that we have made and upon which we have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the 2013 Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property.

Matters disclosed in respect of the first quarter of 2014 and April 2014

Patent litigation

Crestor (rosuvastatin calcium)
Patent proceedings outside the US
On 1 April 2014, Shionogi & Co. Ltd, the licensor of the Crestor patent, received confirmation of a request for trial for patent invalidation in the Japanese Patent Office. The request was initiated by Teva Pharma Japan Inc. and relates to the substance patent.

On 17 April 2014, AstraZeneca received a writ of summons from Resolution Chemicals Ltd. (Resolution) challenging the validity of Supplementary Protection Certificate 300125 for Crestor in the Netherlands. Resolution also seeks a declaration of non-infringement of its rosuvastatin zinc product that it intends to market in the Netherlands.

Epanova
Patent proceedings in the US
In March 2014, AstraZeneca received a complaint from Amarin Pharmaceuticals Ireland Ltd. alleging that AstraZeneca’s proposed Epanova product (for the treatment of patients with severe hypertriglyceridaemia) infringes US Patent No. 8,663,662. On 18 September 2013, AstraZeneca announced that the FDA had accepted for review a NDA Application for Epanova and the Prescription Drug User Fee Act goal date for the FDA is 5 May 2014.

Pulmicort Respules (budesonide inhalation suspension)
Patent proceedings in the US
As previously disclosed, in December 2013, the US District Court for the District of New Jersey granted AstraZeneca’s motion and temporarily enjoined the generic defendants from entering the market until resolution of AstraZeneca’s motion for a preliminary injunction. On 1 April 2014, the Court entered an order scheduling oral argument on AstraZeneca’s motion for a preliminary injunction for 9 May 2014.

Faslodex (fulvestrant)
Patent proceedings in the US
In April 2014, Sandoz Inc. sent notice that it had submitted an Abbreviated New Drug Application (ANDA) for fulvestrant injection, 250mg/5ml containing a Paragraph IV Certification alleging that patents listed in the FDA Orange Book with reference to Faslodex are invalid, unenforceable and/or will not be infringed by the Sandoz product as described in its ANDA. The challenged patents are US Patent Nos. 6,774,122; 7,456,160; 8,329,680 and 8,466,139.

Patent proceedings outside the US
As previously disclosed, in Europe, in 2008, the Opposition Division of the European Patent Office (EPO) maintained a Faslodex formulation patent, EP 1250138, following an opposition against the grant of this patent by Gedeon Richter Plc, which appealed this decision.  The Board of Appeal of the EPO called the parties to oral proceedings in March 2014 and decided to remit the case back to the Opposition Division for further consideration.

Nexium (esomeprazole magnesium)
Patent proceedings outside the US
As previously disclosed, in the UK, in 2010, AstraZeneca initiated patent infringement proceedings against Consilient Health Limited and Krka, d.d. Novo Mesto (Consilient/Krka).  During previous proceedings, Consilient/Krka agreed not to launch their esomeprazole magnesium product.  This injunction was discharged in July 2011. In March 2014, in damages proceedings initiated by Consilient/Krka, the High Court awarded Consilient/Krka £27.4 million in damages. AstraZeneca is considering its legal options including seeking leave to appeal. A provision has been taken.

Onglyza (saxagliptin)
Patent proceedings in the US
In April 2014, multiple generic companies sent notices that they had submitted Abbreviated New Drug Applications (ANDAs) for saxagliptin hydrochloride 2.5mg and 5mg tablets containing Paragraph IV Certifications alleging that US Patent No. 7,951,400 and/or RE44,186, listed in the FDA Orange Book with reference to Onglyza, are invalid, unenforceable and/or will not be infringed by the products as described in the ANDAs.

Seroquel XR (quetiapine fumarate)
Patent proceedings outside the US
As previously disclosed, in Germany, Ratiopharm GmbH, CT Arzneimittel GmbH and AbZ Pharma GmbH are seeking damages relating to the preliminary injunction issued in April 2012 that prevented generic Seroquel XR sales by those entities.  The injunction was subsequently lifted following the November 2012 Federal Patent Court (the Federal Court) decision that held that the Seroquel XR patent was invalid.  AstraZeneca has appealed the Federal Court’s decision.

In Romania, in March 2014, AstraZeneca settled patent litigation with Teva Pharmaceutical Industries Ltd. and Teva Pharmaceuticals S.R.L.

Product liability litigation

Byetta/Bydureon (exenatide)
As previously disclosed, Amylin Pharmaceuticals, LLC, a wholly owned subsidiary of AstraZeneca, and/or AstraZeneca are among multiple defendants in various lawsuits filed in federal and state courts in the US involving approximately 409 plaintiffs claiming physical injury from treatment with Byetta and/or Bydureon.  The lawsuits allege multiple types of injuries including pancreatitis, pancreatic cancer and thyroid cancer.  A Multi-District Litigation has been established in the US District Court for the Southern District of California in regard to the alleged pancreatic cancer cases in federal courts. Further, a coordinated proceeding has been established in Los Angeles, California in regard to the various lawsuits in California state courts. AstraZeneca and certain defendants recently reached an agreement to settle 84 cases pending in the California state court proceeding, including a matter that was scheduled for trial in February 2014.

Nexium (esomeprazole magnesium)
As previously disclosed, in December 2013, 522 already dismissed plaintiffs collectively moved the federal Multi-District Litigation court (the MDL Court) to have their claims reinstated, and AstraZeneca opposed that motion. In March 2014, more than 440 of the 522 plaintiffs seeking reinstatement failed to satisfy certain court-imposed conditions for reinstatement, and their claims are in the process of being dismissed with prejudice. AstraZeneca has withdrawn its opposition to more than 50 of the 522 plaintiffs’ requests for reinstatement after they satisfied certain court-imposed conditions, and those plaintiffs’ claims will be reinstated. The remaining of the 522 plaintiffs’ requests for reinstatement remain outstanding and in dispute. In addition, in February 2014, the MDL Court dismissed the claims of an additional 62 plaintiffs.

Commercial litigation

Average Wholesale Price (AWP) Litigation
As previously disclosed, AstraZeneca and other pharmaceutical manufacturers were named as defendants in litigation involving allegations that, by causing the publication of allegedly inflated wholesale list prices, defendants caused entities to overpay for prescription drugs. In March 2014, AstraZeneca reached a settlement with the State of Utah and in April 2014, AstraZeneca reached a settlement in principle with the State of Wisconsin. With these settlements, AstraZeneca has brought the AWP litigation to a conclusion.

Crestorqui tam litigation
As previously disclosed, the US Attorney’s Offices and all US states, except for the State of Texas, have declined to intervene in the civil component of a previously disclosed investigation regarding Crestor. Partly as a result thereof, AstraZeneca was served with two additional lawsuits filed in the US District Court for the District of Delaware under the qui tam (whistleblower) provisions of the federal False Claims Act and related state statutes, alleging that AstraZeneca directed certain employees to promote Crestor off-label and provided unlawful remuneration to physicians in connection with the promotion of Crestor. AstraZeneca intends to vigorously defend these matters.

Nexium settlement anti-trust litigation
As previously disclosed, AstraZeneca is one of several defendants in a Multi-District Litigation proposed class action and individual lawsuits alleging that AstraZeneca’s settlements of certain patent litigation in the US relating to Nexium violated US anti-trust law and various state laws. On 12 February 2014, the US District Court for the District of Massachusetts (the Court) issued an order granting three motions for summary judgment in full, granting two in part, denying one as premature, and denying five.

In particular, the Court held that AstraZeneca’s settlement agreements with Teva and Dr. Reddy’s Laboratories did not include “large, unjustified reverse payments” that would raise anti-trust concerns. The Court granted the motion as to the Ranbaxy agreement because plaintiffs could not establish that the agreement delayed generic entry beyond any delay caused by Ranbaxy’s manufacturing and approval issues. The Court denied the motion seeking judgment on the allegation of a conspiracy among all defendants.

The Court initially indefinitely postponed the trial and administratively closed the case pending the issuance of written decisions. On 17 April 2014, the Court granted the plaintiffs’ motion for reconsideration of the motion directed to the Teva agreement and decided that there was sufficient evidence to proceed to trial on the question of whether the Teva settlement raised anti-trust concerns. The Court scheduled an October 2014 trial on the plaintiffs’ claims that remain in the case. The Court’s decisions are subject to further motions, including additional motions for reconsideration, and appeal.

Separately, AstraZeneca was notified that indirect purchaser plaintiffs who opted out of the Massachusetts class action intend to file complaints in the Pennsylvania Court of Common Pleas.

Government investigations

Medco New Jersey subpoena
In April 2014, AstraZeneca was served with a subpoena from the New Jersey Attorney General’s Office seeking certain documents relating to the price of Nexium and/or its business relationships with Medco Health Solutions, Inc. and Express Scripts Holding Company.

Matters disclosed in respect of the second quarter of 2014 and July 2014

Patent litigation

Crestor (rosuvastatin calcium)
Patent proceedings outside the US
As previously disclosed, in March 2014, AstraZeneca received a letter from Resolution Chemicals Ltd. (Resolution) indicating that it had sought marketing authorisation for a rosuvastatin zinc product in the Netherlands. On 17 April 2014, AstraZeneca received a writ of summons from Resolution regarding partial invalidity and non-infringement of the supplementary protection certificate related to the Crestor substance patent. AstraZeneca will respond.

Faslodex (fulvestrant)
Patent proceedings in the US
As previously disclosed, in April 2014, Sandoz Inc. (Sandoz) sent notice that it had submitted an Abbreviated New Drug Application (ANDA) for fulvestrant injection, 250mg/5ml containing a Paragraph IV Certification alleging that four AstraZeneca patents listed in the FDA Orange Book with reference to Faslodex are invalid, unenforceable and/or will not be infringed by the product as described in its ANDA. In June 2014, AstraZeneca filed a patent infringement lawsuit against Sandoz and Sandoz International GmbH in the US District Court in New Jersey relating to all four listed patents.

Nexium (esomeprazole magnesium)
Patent proceedings outside the US
As previously disclosed, in Canada, patent infringement proceedings against Apotex Inc. (Apotex) continue.  A trial was held from September to November 2013. On 2 July 2014, the Federal Court found Canadian patent no. 2,139,653 invalid as a result of the requirements of the uniquely Canadian promise doctrine. AstraZeneca is considering its options.  Apotex launched its esomeprazole product in 2011.

As previously disclosed, in Canada, in October 2012, the Federal Court prohibited Pharmascience Inc. (PMS) from receiving a marketing authorisation for its esomeprazole magnesium product until May 2018. PMS appealed. On 22 May 2014, the Federal Court of Appeal reversed the decision.  PMS has now received its marketing authorisation.

Onglyza (saxagliptin) and Kombiglyze XR (saxagliptin and metformin)
Patent proceedings in the US
Beginning in April 2014, a number of generics companies sent notices that they had submitted Abbreviated New Drug Applications (ANDAs) for saxagliptin hydrochloride 2.5mg and 5mg tablets containing a Paragraph IV Certification alleging that US Patent Nos. 7,951,400, and RE44,186, listed in the FDA Orange Book with reference to Onglyza, are invalid, unenforceable and/or will not be infringed by the products as described in the ANDAs.  Certain of the generics companies sent notices that they had also submitted ANDAs for saxagliptin hydrochloride and metformin 2.5mg/1000mg, 5mg/1000mg, and 5mg/500mg tablets containing a Paragraph IV Certification alleging that US Patent Nos. 8,628,799, 7,951,400, and/or RE44,186, listed in the FDA Orange Book with reference to Kombiglyze XR, are invalid, unenforceable and/or will not be infringed by the products as described in the ANDAs. AstraZeneca has filed lawsuits in the US Federal Court in Delaware against all of the above-referenced patent challengers. The lawsuits are in their early stages and no schedule has yet been established.

Pulmicort Respules (budesonide inhalation suspension)
Patent proceedings in the US
As previously disclosed, in December 2013, the US District Court for the District of New Jersey temporarily enjoined the generic defendants from entering the market until resolution of AstraZeneca’s motion for a preliminary injunction. In June 2014, the Court entered an order reserving decision on the preliminary injunction motion and scheduled a hearing on the motion, as well as a trial on the merits, to commence on 6 October 2014.

Seroquel XR (quetiapine fumarate)
Patent proceedings outside the US
In the Netherlands, in June 2014, the Dutch Court of Appeal in The Hague reversed the March 2012 opinion of the Commercial Court and found the Seroquel XR formulation patent invalid.

In France, by summons served in July 2014, Accord Healthcare France SAS and Accord Healthcare Limited initiated an action seeking to revoke the Seroquel XR formulation patent.

Product liability litigation

Crestor (rosuvastatin calcium)
As previously disclosed, AstraZeneca is defending a number of lawsuits alleging injury caused by the use of Crestor.  As of July, there are 39 lawsuits involving a total of 1,226 plaintiffs. The lawsuits allege multiple types of injuries including diabetes mellitus, various cardiac injuries, rhabdomyolysis, and liver and kidney injuries. The majority of these lawsuits were aggregated in one coordinated proceeding in Los Angeles, California.

Nexium (esomeprazole magnesium)
In the second quarter of 2014, the federal Multi-District Litigation Court dismissed the claims of approximately 145 additional plaintiffs, and the parties have stipulated to the dismissal of more than 160 plaintiffs whose claims were pending in the California Superior Court of Los Angeles County. Of the more than 1,910 plaintiffs who have filed claims alleging Nexium caused bone-related injuries, currently fewer than 315 plaintiffs' claims remain active.

Commercial litigation

Nexium settlement anti-trust litigation
As previously disclosed, AstraZeneca is one of several defendants in a Multi-District Litigation class action and individual lawsuits alleging that AstraZeneca’s settlements of certain patent litigation in the US relating to Nexium violated US anti-trust law and various state laws. On 31 July 2014, the US Court of Appeals will hear oral argument on AstraZeneca’s appeal of the District Court’s procedural decision to certify a class action of end payers. The District Court has scheduled trial to begin on 6 October 2014 on the claims that remain in the case.

Separately, indirect purchaser plaintiffs who opted out of the Massachusetts class action filed complaints in the Pennsylvania Court of Common Pleas. On 8 July 2014, AstraZeneca filed papers seeking to move those complaints to the US Federal Court.

Government investigations

Seroquel IR and Seroquel XR (quetiapine fumarate)
As previously disclosed, in January 2014, the US Department of Justice advised AstraZeneca that it declined to intervene in qui tam (whistleblower) lawsuits relating to marketing activities involving Seroquel IR and XR. On 29 April 2014, the qui tam plaintiff served AstraZeneca with the underlying civil complaint, which is pending in the US District Court in Delaware.

7       FIRST HALF PRODUCT REVENUE ANALYSIS

	World		US		Europe		Established ROW		Emerging Markets
	H1 2014 $m	CER %	H1 2014 $m	CER %	H1 2014 $m	CER %	H1 2014 $m	CER %	H1 2014 $m	CER %
Cardiovascular and Metabolic disease:
Crestor	2,782	-	1,476	4	611	(6)	338	(14)	357	10
Seloken/Toprol-XL	386	(1)	53	(39)	63	(8)	10	(15)	260	15
Onglyza	400	108	250	80	69	144	27	211	54	217
Atacand	261	(21)	20	(61)	96	(21)	22	(43)	123	4
Brilinta/Brilique	216	84	63	103	110	54	14	167	29	173
Byetta	166	72	105	35	40	192	12	250	9	n/m
Bydureon	192	224	164	204	24	n/m	3	n/m	1	n/m
Plendil	122	(5)	-	-	10	-	4	(33)	108	(4)
Tenormin	81	(16)	4	(43)	25	(4)	29	(18)	23	(17)
Others	227	29	59	157	92	13	18	50	58	(2)
Total Cardiovascular and Metabolic disease	4,833	10	2,194	16	1,140	6	477	(8)	1,022	14
Oncology:
Zoladex	457	(6)	11	(8)	117	(15)	156	(8)	173	5
Iressa	316	-	-	-	84	(10)	89	-	143	7
Faslodex	351	7	161	5	123	8	28	7	39	16
Arimidex	156	(8)	9	n/m	41	(19)	55	(24)	51	6
Casodex	166	(7)	3	200	22	(22)	88	(14)	53	15
Others	66	(1)	13	-	16	23	19	(25)	18	20
Total Oncology	1,512	(2)	197	11	403	(8)	435	(10)	477	8
Respiratory, Inflammation and Autoimmunity:
Symbicort	1,856	11	721	25	757	(5)	211	27	167	17
Pulmicort	472	7	104	(12)	89	(9)	47	(6)	232	31
Others	155	(4)	17	(39)	59	(8)	11	-	68	15
Total Respiratory, Inflammation and Autoimmunity	2,483	9	842	17	905	(5)	269	18	467	23
Infection, Neuroscience and Gastrointestinal:
Nexium	1,901	(1)	939	(13)	194	3	335	28	433	9
Synagis	375	(10)	259	(17)	116	13	-	-	-	-
Seroquel XR	596	(10)	347	(2)	181	(16)	20	(52)	48	-
Seroquel IR	155	(30)	26	n/m	47	(20)	21	(73)	61	(23)
Local Anaesthetics	249	1	-	-	106	(3)	80	(2)	63	11
Losec/Prilosec	215	(11)	14	(13)	67	(2)	54	(30)	80	3
Merrem	130	(9)	6	50	16	(44)	2	(33)	106	(2)
FluMist/Fluenz	12	71	10	43	-	-	2	n/m	-	-
Others	409	-	117	(15)	102	(2)	66	7	124	16
Total Infection, Neuroscience and Gastrointestinal	4,042	(5)	1,718	(10)	829	(5)	580	(3)	915	4
Total	12,870	3	4,951	5	3,277	(2)	1,761	(4)	2,881	11

8       SECOND QUARTER PRODUCT REVENUE ANALYSIS

	World		US		Europe		Established ROW		Emerging Markets
	Q2 2014 $m	CER %	Q2 2014 $m	CER %	Q2 2014 $m	CER %	Q2 2014 $m	CER %	Q2 2014 $m	CER %
Cardiovascular and Metabolic disease:
Crestor	1,450	(2)	771	1	310	(4)	182	(18)	187	8
Seloken/Toprol-XL	193	10	29	(6)	32	(12)	5	(14)	127	23
Onglyza	238	131	144	92	43	193	16	n/m	35	270
Atacand	139	(16)	9	(63)	47	(21)	11	(38)	72	12
Brilinta/Brilique	117	77	35	119	58	42	8	125	16	143
Byetta	88	61	53	47	23	62	7	125	5	n/m
Bydureon	112	247	95	252	15	180	2	n/m	-	-
Plendil	53	(14)	-	-	5	-	2	(50)	46	(13)
Tenormin	42	(21)	2	(60)	13	-	16	(15)	11	(31)
Others	133	45	40	233	48	29	13	86	32	(8)
Total Cardiovascular and Metabolic disease	2,565	12	1,178	19	594	8	262	(9)	531	15
Oncology:
Zoladex	236	(8)	5	(17)	59	(15)	81	(11)	91	-
Iressa	147	(5)	-	-	41	(14)	39	(20)	67	13
Faslodex	179	3	85	5	60	4	13	(7)	21	5
Arimidex	78	(5)	4	180	20	(17)	28	(28)	26	8
Casodex	83	(11)	2	100	11	(23)	45	(17)	25	4
Others	35	-	7	17	8	14	10	(21)	10	13
Total Oncology	758	(5)	103	16	199	(10)	216	(17)	240	6
Respiratory, Inflammation and Autoimmunity:
Symbicort	928	9	377	30	371	(7)	96	2	84	11
Pulmicort	209	-	52	(7)	43	-	22	(21)	92	10
Others	75	(7)	5	(64)	31	(6)	5	-	34	16
Total Respiratory, Inflammation and Autoimmunity	1,212	6	434	21	445	(6)	123	(3)	210	12
Infection, Neuroscience and Gastrointestinal:
Nexium	971	(4)	455	(18)	100	7	184	24	232	10
Synagis	47	327	3	(250)	44	246	-	-	-	-
Seroquel XR	304	(11)	181	(2)	88	(22)	11	(48)	24	9
Seroquel IR	89	(8)	19	n/m	23	(19)	14	(64)	33	-
Local Anaesthetics	127	(1)	-	-	53	(4)	40	(11)	34	19
Losec/Prilosec	105	(12)	6	(33)	33	-	28	(31)	38	9
Merrem	65	(16)	2	(67)	7	(50)	1	-	55	(5)
FluMist/Fluenz	5	150	5	150	-	-	-	-	-	-
Others	206	2	52	(19)	54	15	37	3	63	15
Total Infection, Neuroscience and Gastrointestinal	1,919	(3)	723	(11)	402	2	315	(5)	479	8
Total	6,454	4	2,438	8	1,640	-	916	(9)	1,460	11

Shareholder Information

ANNOUNCEMENTS AND MEETINGS
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

Announcement of third quarter and nine months 2014 results                                                                                                                6 November 2014
Announcement of fourth quarter and full year 2014 results                                                                                                                     5 February 2015

DIVIDENDS
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

The record date for the first interim dividend payable on 15 September 2014 is 15 August 2014. Shares will trade ex-dividend from 13 August 2014.

Future dividends will normally be paid as follows:

First interim	Announced with second quarter and half year results and paid in September
Second interim	Announced with fourth quarter and full year results and paid in March

TRADEMARKS
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

Trademarks of the AstraZeneca group of companies and of companies other than AstraZeneca appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include Epanova, a trademark of Chrysalis Pharma AG and Eklira, a trademark of Almirall, S.A.

ADDRESSES FOR CORRESPONDENCE
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

Registrar and Transfer Office Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA UK	US Depositary JP Morgan Chase & Co PO Box 64504 St Paul MN 55164-0504 US	Registered Office 2 Kingdom Street London W2 6BD UK	Swedish Central Securities Depository Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm Sweden
Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Tel (toll free in US): 888 697 8018 Tel (outside US): +1 (651) 453 2128	Tel: +44 (0)20 7604 8000	Tel: +46 (0)8 402 9000

CONTACT INFORMATION
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Media Enquiries:                                    Esra Erkal-Paler (London)                                                     +44 20 7604 8030
  Vanessa Rhodes (London)                                                   +44 20 7604 8037
  Ayesha Bharmal (London)                                                   +44 20 7604 8034
  Jacob Lund (Södertälje)                                                        +46 8 553 260 20

Analyst/Investor Enquiries:                Karl Hård (London)                                                                +44 20 7604 8123
 Anthony Brown (London)                                                     +44 20 7604 8067
 Jens Lindberg (London)                                                         +44 20 7604 8414
 Eugenia Litz (London)                                                            +44 20 7604 8233

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: The interim financial statements contain certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of the interim financial statements and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trademarks, or the risk of failure to obtain patent protection; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances and acquisitions will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any delays in the manufacturing, distribution and sale of any of our products; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of failure of information technology and cybercrime; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; the risk of product counterfeiting; the risk of failure to successfully implement planned cost reduction measures through productivity initiatives and restructuring programmes; the risk that regulatory approval processes for biosimilars could have an adverse effect on future commercial prospects; the impact of failing to attract and retain key personnel and to successfully engage with our employees; and the impact of increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 31 July 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary